UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

CASCADE CORPORATION

(Name of Subject Company (Issuer))

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

TOYOTA INDUSTRIES CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $.50 PER SHARE

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Hirotoshi Nakamura

Group Manager International Legal Affairs Group Legal Department

Toyota Industries Corporation

2-1, Toyoda-cho, Kariya-shi

Aichi 448-8671, Japan

+81-(0)###-##-####

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John M. Reiss

David M. Johansen

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$759,024,240.00	$103,530.91

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 11,199,400 shares of voting common stock, par value $.50 per share (outstanding as of October 18, 2012). The transaction value also includes the aggregate offer price for (i) 91,750 shares issuable pursuant to outstanding options with an exercise price less than $65.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $65.00 minus such exercise price and (ii) 899,568 stock appreciation rights outstanding with a base price less than $65.00 per stock appreciation right, which is calculated by multiplying the number of shares underlying such outstanding stock appreciation rights at each base price therefor by an amount equal to $65.00 minus such base price.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $103,530.91	Filing Party: Toyota Industries Corporation and Industrial Components and Attachments II, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”) and (ii) Parent, for all of the outstanding shares of common stock, par value $.50 per share (the “Shares”), of Cascade Corporation, an Oregon corporation (the “Company”), at a price of $65.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 2, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer Documents.”

All information set forth in the Offer Documents is incorporated by reference herein in response to Items 1 through 9 and to Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 2 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by replacing the second paragraph in the sub-section captioned “United States Antitrust Compliance” in Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase with the following paragraph.

“Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger on October 31, 2012. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on November 2, 2012. On November 15, 2012, Parent voluntarily withdrew its notification and intends to re-file the notification on November 19, 2012, in order to begin a new waiting period under the HSR Act and provide the Antitrust Division with additional time to review the proposed acquisition. Under the HSR Act, the purchase of the Shares in the Offer may not be completed until 11:59 p.m., New York City Time on December 4, 2012, the expiration time of a 15-calendar day waiting period which commence when Parent re-files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. The Offer is currently scheduled to expire prior to the end of the waiting period. If, as of the Expiration Date, the waiting period is not earlier terminated by the FTC and the Antitrust Division, Purchaser expects to extend the Offer so that it expires concurrently with or after the waiting period under the HSR Act. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. The FTC and the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.”

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of the sub-section captioned “Shareholder Litigation” in Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase.

“On November 9, 2012, the plaintiffs in the putative class action captioned Joseph Polyak v. Cascade Corporation, et al., Case No. 1211-13933, pending in the Circuit Court for the State of Oregon for Multnomah County filed an amended complaint generally alleging that the Individual Defendants breached their fiduciary duties and that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. The amended complaint includes, among others, allegations that the Individual Defendants failed to take adequate steps to ensure that the interests of the Company’s public shareholders were properly protected or to maximize the value of the Company to its public shareholders. The amended complaint also generally alleges that the Individual Defendants breached their fiduciary duties by failing to disclose all information material to the decisions confronting the Company’s shareholders in the Schedule 14D-9 filed on November 2, 2012 with the SEC. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent that the proposed transaction has already been consummated) and the payment of plaintiff’s attorneys’ fees and costs. The Company, Parent and Purchaser believe that plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the amended complaint which is filed as Exhibit (a)(8).”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(8)	Amended Class Action Complaint dated November 9, 2012 (Joseph Polyak v. Cascade Corporation, et. al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

By:	/s/ Kyoichi Maruyama
Name:	Kyoichi Maruyama
Title:	Sole Officer

Date:	November 16, 2012

TOYOTA INDUSTRIES CORPORATION

By:	/s/ Akira Onishi
Name:	Akira Onishi
Title:	Senior Managing Director

Date:	November 16, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 2, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Cascade Corporation and Toyota Industries Corporation, dated October 22, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Toyota Industries Corporation with the Securities and Exchange Commission on October 22, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012.*

(a)(1)(H)	Letter to Savings and Investment Plan Participants.*

(a)(5)	Press Release of Toyota Industries Corporation, dated November 2, 2012.*

(a)(6)	Class Action Complaint dated November 1, 2012 (Ibew Local 98 Pension Fund v. Cascade Corporation, et. al.).*

(a)(7)	Class Action Complaint dated November 2, 2012 (Joseph Polyak v. Cascade Corporation, et. al.). *

(a)(8)	Amended Class Action Complaint dated November 9, 2012 (Joseph Polyak v. Cascade Corporation, et. al.).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2012, by and between Toyota Material Handling, U.S.A., Inc. and Cascade Corporation.*

(g)	None.

(h)	None.

*	Previously filed

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